Exhibit 99.5

ELECTRA BATTERY MATERIALS CORPORATION

(FORMERLY FIRST COBALT CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Electra Battery Materials Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgements and estimates and for the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has implemented appropriate processes to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present, in all material respects, the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements to ensure the Company fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management Directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its finds to the Board of Directors for its consideration when approving the consolidated financial statements for issuance. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Trent Mell”	“Ryan Snyder”
President and Chief Executive Officer	Chief Financial Officer

April 8, 2022

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Electra Battery Materials Corporation.

Opinion

We have audited the consolidated financial statements of Electra Battery Materials Corporation (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2021 and December 31, 2020

•	the consolidated statements of loss and other comprehensive loss for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	the consolidated statements of shareholders’ equity for the years then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies.

(hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2021 and December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Electra Battery Materials Corporation
April 8, 2022

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Electra Battery Materials Corporation
April 8, 2022

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Pieter Fourie.

Toronto, Canada

April 8, 2022

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021 AND DECEMBER 31, 2020

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$58,626	$4,174
Marketable securities (Note 7)	1,768	-
Prepaid expenses and deposits	584	366
Receivables	957	221
Assets held for sale (Note 8)	-	5,705
	61,935	10,466
Non-Current Assets
Exploration and evaluation assets (Note 6)	87,661	87,420
Property, plant and equipment (Note 5)	10,446	4,876
Capital long-term prepayments (Note 5)	6,631	-
Long-term restricted cash	938	919
Total Assets	$167,611	$103,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 9)	$4,708	$981
Flow-through share liability (Note 11)	-	322
Liabilities held for sale (Note 8)	-	1,539
	4,708	2,842
Non-Current Liabilities
Long-term Glencore loan payable (Note 13)	-	6,664
Long-term government loan payable (Note 12)	745	-
Government grant (Note 12)	264	-
Long-term convertible notes payable (Note 14)	22,541	-
Financial derivative liability - Glencore loan arrangement (Note 13)	-	760
Financial derivative liability - convertible notes (Note 14)	37,715	-
Asset retirement obligations (Note 10)	1,674	1,264
Total Liabilities	$67,647	$11,530
Shareholders’ Equity
Common shares (Note 15)	276,215	234,649
Reserve (Note 16)	16,554	15,388
Accumulated other comprehensive income	525	528
Deficit	(193,330)	(158,414)
Total Shareholders' Equity	$99,964	$92,151
Total Liabilities and Shareholders’ Equity	$167,611	$103,681
Commitments (Note 23)
Subsequent events (Note 10 and 26)

Approved on behalf of the Board of Directors and authorized for issue on April 8, 2022

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Year ended	Year ended
	December 31	December 31
	2021	2020
Operating expenses
Consulting and professional fees	$4,309	$983
Exploration and evaluation expenditures	4,705	415
General and administrative	430	316
Investor relations and marketing	843	481
Refinery, engineering and metallurgical studies	4,442	1,529
Refinery, permitting, and environmental expenses	867	1,138
Salary and benefits	2,804	1,770
Share-based payments	731	690
Travel	58	38
Operating loss	19,189	7,360
Other
Unrealized loss on marketable securities (Note 7)	2,617	-
Loss on derivative liability - convertible notes (Note 14)	12,952	-
Other non-operating expense (income) (Note 18)	158	(4,972)
Loss before taxes	34,916	2,388
Income tax expense (Note 17)	-	-
Net loss	34,916	2,388
Other comprehensive income
Foreign currency translation income (expense)	3	(5)
Net loss and other comprehensive income	$34,919	$2,383
Basic and diluted loss per share	$0.07	$0.01
Weighted average number of shares outstanding (basic and diluted) (Note 15)	499,557,279	391,781,136

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED December 31, 2021 AND 2020

	Year ended	Year ended
	December 31	December 31
	2021	2020
Operating activities
Net loss	$(34,916)	$(2,388)
Adjustments for items not affecting cash:
Depreciation	2	-
Unrealized loss on marketable securities	2,617	-
Loss on financial derivatives revaluation on Glencore loan	12	347
Impairment (reversal) expense	-	(5,639)
Gain on kuya option exercise	(1,123)	-
Interest expense on Glencore loan	128	634
Gain on loan modification	-	(105)
Flow-through share premium	(321)	(16)
Loss on conversion of Glencore loan	1,566	-
Loss on derivative liability - convertible notes	12,952	-
Other	165	691
Reclassification of expensed transaction costs on convertible notes	1,826	-
	(17,092)	(6,476)
Changes in operating working capital:
Decrease (Increase) in receivables	(587)	33
Decrease (Increase) in prepaid and other current assets	1,021	695
Increase (Decrease) in accounts payable and accrued liabilities	(218)	66
Cash Flows used in operating activities	(16,876)	(5,682)
Investing activities
Capital long-term prepayments	(6,631)	-
Transfer from (to) restricted cash	-	12
Proceeds from sale of marketable securities	152	-
Sale of exploration and evaluation assets, net of cash	500	-
Additions to property, plant and equipment	(1,985)	-
Acquistion of exploration and evaluation assets (Note 6)	(112)	-
Cash Flows provided by (used in) investing activities	(8,076)	12
Financing activities
Proceeds from issuance of units, net transaction costs of $1,739 (2020 - $211) (Note 15)	17,600	4,433
Proceeds from at-the-market equity program, net transaction costs of $21 (2020 - $nil) (Note 15)	666	-
Proceeds from exercise of warrants (Note 15)	6,217	1,066
Proceeds from exercise of options	148	42
Proceeds from government loan	1,000	-
Proceeds from convertible notes, net transaction costs of $3,409 (Note 14)	53,249	-
Cash Flows provided by financing activities	78,880	5,541
Changes in cash during the period	53,928	(129)
Effect of exchange rates on cash	524	(117)
Cash – Beginning of the period	4,174	4,420
Cash – End of the period	$58,626	$4,174

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECMEBER 31, 2021 AND 2020

(expressed in thousands of Canadian Dollars, except for number of share amounts)

	Common Shares
	Number of Shares	Amount	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance – December 31, 2020	409,292,107	234,649	15,388	528	$(158,414)	$92,151
Net loss for the year					(34,916)	$(34,916)
Other comprehensive income for the year	-	-	-	(3)	-	$(3)
Share based payment expense	-	-	731	-	-	$731
Directors fees paid in deferred stock units	-	-	32	-	-	$32
Acquisition of property	425,000	130	-	-	-	$130
Exercise of warrants, options, and deferred share units, performance share
units, and restricted share units (Note 15)	29,953,772	7,629	(1,264)	-	-	$6,365
Units issued for cash, net of transaction costs (Note 15)	69,683,000	15,933	1,667	-	-	$17,600
Debt Conversion Agreement (Note 13 and 15)	23,849,737	9,063	-	-	-	$9,063
At-the-market equity program sales, net of transaction costs (Note 15)	2,023,500	666	-	-	-	$666
Convertible Notes Conversion (Note 14 and 15)	22,320,320	8,145	-	-	-	$8,145
Balance – December 31, 2021	557,547,436	$276,215	$16,554	$525	$(193,330)	$99,964

Balance – December 31, 2019	372,249,684	$230,375	$13,715	$523	$(156,026)	$88,587
Net loss for the year	-	-	-	-	(2,388)	$(2,388)
Other comprehensive income for the year	-	-	-	5	-	$5
Share based payment expense	-	-	690	-	-	$690
Directors fees paid in deferred share units	-	-	53	-	-	$53
Shares and units issued for:
Exercise of warrants, options, and deferred share units, performance share
units, and restricted share units (Note 15)	5,191,350	1,335	(227)	-	-	$1,108
Cash, net of transaction costs (Note 15)	31,851,073	2,939	1,157	-	-	$4,096
Balance – December 31, 2020	409,292,107	234,649	15,388	528	(158,414)	$92,151

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical supply of cobalt, nickel and battery precursor materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM) and the OTCQX (under the symbol ELBMF). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical refinery (the “Refinery”) and exploring and developing its mineral properties. On September 2, 2021, the Company completed a Refinery construction financing package comprising convertible notes and an offering of common shares for total gross proceeds of US$45 million. With the completion of this financing, a full restart decision was made, and the project entered the full development phase.

With the completion of financing activities in 2021 and committed government funding, the Company currently has substantially all the liquidity required to cover the estimated Refinery project construction capital costs to reach commissioning. To achieve further Company initiatives such as advancing its battery recycling strategy, completing exploration drilling at Iron Creek, and providing an additional working capital buffer as the refinery enters its operating phase, additional funding will be required. They Company may elect to utilize its existing at-the-market equity program (the “2022 ATM Program”) to raise funds for these purposes. There can be no assurances that the Company will be successful in obtaining other sources of funding; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

2.	Significant Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared on an historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Cobalt One Limited which has a functional currency of Australian Dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets when they are regarded as an adjustment to interest costs on those currency borrowings. The Company currently does not have any assets under construction.
•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks and
•	Exchange differences on monetary items receivable from or payable to a foreign operation which settlement is neither planned nor likely to occur, which are recognized initially in other comprehensive income/ (loss) and reclassified from equity to profit or loss on repayment of the monetary items.

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The following material subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location	Asset Held
Cobalt Projects International Corp.	100%	Canada	Ontario Properties
Cobalt Industries of Canada Corp.	100%	Canada	Ontario Properties
Cobalt Camp Refinery Ltd.	100%	Canada	Refinery
Cobalt Camp Ontario Holdings Corp.	100%	Canada	Ontario Properties
Idaho Cobalt Company	100%	United States	Idaho Properties
Scientific Metals (Delaware) Corp.	100%	United States	Idaho Properties

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Marketable Securities

Marketable securities represent shares held in publicly traded companies. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at fair value through profit or loss (“FVTPL”). At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of loss and other comprehensive loss. As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve-month period and are classified as a current asset on the statement of financial position.

Financial instruments

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The Company had made the following classification of its financial instruments:

Financial assets or liabilities	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and Accrued liabilities	Amortized Cost
Long-term convertible notes payable	Amortized Cost
Long-term government loan payable	Amortised Cost
Financial derivative liability	FVTPL
Government grant	Amortized Cost

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

Should a project be put into production, the costs of acquisition will be amortized using the units-of-production method over the life of the project based on estimated economic reserves.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Exploration costs renounced to shareholders pursuant to flow-through share subscription agreements remain expensed, however, for income tax purposes the Company has no right to claim these costs as tax deductible expenses.

When the Company is entitled to non-refundable exploration tax credits, and it is probable that they can be used to reduce future taxable income, a deferred income tax benefit is recognized.

Property, Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight-line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of the financial statements no plant and equipment assets are in use. The Company will assess the useful lives of the assets once they are put into use.

Capitalization of Development Costs

Development costs associated with bringing the Company’s Refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

For major equipment items where milestone payments are made during the manufacturing process, these costs are initially recorded as capital long-term prepayments. Once the piece of equipment is delivered to the Refinery site, the associated cost is then reclassified to property, plant and equipment costs.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use.

All proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs.

Impairment

(i) Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments ("IFRS 9"), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

(ii) Non-financial assets

Non-financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probably that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held-for-sale, property, plant, and equipment are no longer amortized or depreciated.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. When shares and warrants are issued at the same time, the proceeds are allocated first to warrants issued, according to their fair value using the Black-Scholes pricing model, and the residual value being allocated to shares. The Company does not measure the impact of modification to the terms of warrants previously issued. Any fair value attributed to the warrants is recorded as reserves.

Share-based payment transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i.)	Share options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital. The related share-based payments originally recorded as reserves remain in reserves on either exercise or expiry of the underlying options.

(ii.)	Deferred, restricted and performance share units

DSUs, RSUs and PSUs are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense or capitalized to plant and equipment and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUS, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are issued. The allocation is made based on the difference between the market value of the shares on the date of issue and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

The Company may renounce the deductions for tax purposes under what is referred to as the “general” method or the “look-back” method.

When tax deductions are renounced under the general method, the Company records a deferred tax liability with the corresponding change to income tax expense when the Company has the expectation of renouncing and has expensed its expenditures. At the same time, the liability related to the flow-through shares is reduced, with a corresponding increase to flow-through share premium.

When the tax deductions are renounced under the look-back method, the Company records a deferred tax liability with a corresponding change to income tax expense when the expenditures are incurred and expensed. At the same time, the liability related to the flow-through shares would be reduced, with a corresponding increase to flow-through share premium.

Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period-end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Income taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Loss per share

The Company presents basic and diluted loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company.

Operating Segments

Upon the decision to move into the full development stage of the Refinery, this business unit is now likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s Chief Executive Officer reviews operating results and assesses performance for the Refinery on a separate basis, and therefore, the Refinery now meets the definition of a segment. The Company’s operating segments are as follows:

•	Refinery
•	Corporate and Other

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include key management of the Company and its parent. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

Government Loans

The Company receives funding from the Federal Government of Canada in the form of non-interest bearing loans. The Company records the present value of these loans, assuming a market rate of interest, as a liability in accordance with IFRS 9 Financial Instruments. The difference between the funding received and the present value of the loan is the benefit provided by the below market interest rate and is recorded as deferred income. This is amortized to income over the life of the Refinery asset to which the funding related to.

The funding from the Federal Government of Canada is received as a proportion of construction costs incurred. Therefore, future funding is dependent on the project construction continuing to advance as planned. All other conditions relating to the Federal Government of Canada funding have been met.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

Property, Plant and Equipment

An amendment has been issued to IAS 16 – Property, Plant and Equipment, effective January 1, 2022, such that revenue earned prior to the time at which an asset has reached its intended use will be recognized as revenue, and not a reduction to the cost of property, plant and equipment. Any revenue earned prior to the Refinery achieving commercial production (the point at which it would be available for its intended use) will be recognized as revenue. There is no impact on previous reporting periods relating to this amendment.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

As at December 31, 2021, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s consolidated financial statements.

4.	Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Areas requiring a significant degree of judgment or estimation relate to the valuation of exploration and evaluation assets, environmental rehabilitation costs and valuation of embedded derivatives in the Company’s convertible notes. Actual results may differ from those estimates and judgments.

Judgments and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

•	Financial Derivative Liability

The Financial Derivative Liability values involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread, refer to note 22.

•	Environmental Rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

5.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant, and Equipment	Construction in Progress	Total
December 31, 2019	$4,876	$-	$4,876
Additions during the year	-	-	-
Balance December 31, 2020	$4,876	$-	$4,876
Additions during the year	557	5,015	5,572
Balance December 31, 2021	$5,433	$5,015	$10,448

Accumulated Depreciation
December 31, 2019	$-	$-	$-
Charge for the year	-	-	-
Balance December 31, 2020	$-	$-	$-
Charge for the year	2	-	2
Balance December 31, 2021	$2	$-	$2

Net Book Value
Balance December 31, 2020	$4,876	$-	$4,876
Balance December 31, 2021	$5,431	$5,015	$10,446

The majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $10,446 (December 31, 2020 - $4,876), all of which is pledged as security for the Convertible Notes issued on September 2, 2021 (Note 14).

In September 2021, the Company moved into the development stage and began capitalizing engineering, refurbishment and other costs directly associated with bringing the Refinery into the state required for its intended use. Capitalized development costs for the year totaled $2,789 and capitalized borrowing costs were $2,218.

No depreciation has been recorded for the Refinery in the current year (December 31, 2020 - $Nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Balance	Capital long-term prepayments	Total
December 31, 2019	$-	$-
Additions during the year	-	-
December 31, 2020	$-	$-
Additions during the year	6,631	6,631
December 31, 2021	$6,631	$6,631

Capital long-term prepayments relate to payments for long term capital contracts made for Refinery equipment that have not yet been received by the Company as of December 31, 2021, all of which are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 14). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

6.	Exploration and Evaluation Assets

In the second quarter of 2021, the Company acquired the West Fork property directly west of the Iron Creek property. To acquire these mineral claims, the Company paid consideration of $50 in cash and 225,000 common shares (valued at $69). The Company also signed an earn-in arrangement that will allow it to ultimately control the Redcastle property to the east of Iron Creek if it elects to meet certain future conditions. To execute this arrangement, the Company paid $61 in cash and 200,000 common shares (valued at $61).

In 2020, the Company reversed a portion of the previously recorded impairment charges relating to the Cobalt Camp relating to its announced sale transaction with Kuya Silver Corp (“Kuya”) (Note 7).

	Balance December 31, 2020	Acquisition Costs	Writedown and Other Adjustments	ARO Adjustment	Reclassification to Held for Sale	Balance December 31, 2021
Iron Creek	$87,420	$241	$-	$-	$-	$87,661
Total	$87,420	$241	$-	$-	$-	$87,661

	Balance December 31, 2019	Acquisition Costs	Writedown and Other Adjustments	ARO Adjustment	Reclassification to Held for Sale	Balance December 31, 2020
Iron Creek	$87,420	$-	$-	$-	$-	$87,420
Cobalt Camp, Ontario	$-	$-	$5,639	$66	$(5,705)	$-
Total	$87,420	$-	$5,639	$66	$(5,705)	$87,420

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on September 2, 2021 (Note 14). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

7.	Kerr Assets sale to Kuya Silver Corp

In December 2020, management committed to a plan to sell the Kerr Assets as well as their associated asset retirement obligations to Kuya. Accordingly, at December 31, 2020, these assets and liabilities were presented as a disposal group held for sale.

On February 26, 2021, the sale of the Kerr Assets closed as planned. Kuya paid the following consideration for the package of mineral patents and claims and the assumption of the associated asset retirement obligations:

•	$1,000 in cash – $500 was paid on closing and $500 was held in escrow with legal counsel subject to final administrative items. The completion of the administrative items and release of funds from escrow occurred in November 2021.
•	1,437,470 common shares of Kuya – based on the closing price of $2.55 on the transaction date, this equated to share consideration of $3,666.

The Company contributed $500 to the Kerr Assets exploration program from the flow-through proceeds received in August 2020 as part of the transaction. The transaction was completed through the sale of the shares of CobalTech Mining Inc., a wholly-owned subsidiary of Electra.

The arrangement with Kuya provided objective evidence of the market value of the Cobalt Camp. This represented an impairment reversal indicator under IAS 36 as there were now observable indications as to the assets’ value. The Company re-estimated the recoverable amount of the Cobalt Camp assets and estimated the fair value of the Cobalt Camp to be $5,705 as at December 31, 2020. A reversal of the previously recorded impairment charges was recorded at December 31, 2020 to bring the book value of the Cobalt Camp to this amount.

When the transaction closed in 2021, the total value for the transaction was equivalent to the book value of the assets and liabilities held for sale related to the Kerr Assets, which were classified as Held for Sale at December 31, 2020. Therefore, there is no gain or loss recorded relating to the completion of the sale.

In addition to the outright sale of the Kerr Assets outlined above, as part of the purchase and sale agreement, Kuya had the right to elect to exercise an option to earn up to a 70% interest in the remaining Cobalt Camp assets (the “Remaining Assets”) with further payments. Per the terms of the agreement, the following outlines the potential option payments and associated obligations for the Remaining Assets:

a)	On or prior to September 1, 2021, Kuya had the right to elect to initiate the Option by making a cash payment of $1,000 or issuing the equivalent value in Kuya Shares at the Earn-In VWAP prior to such payment (the “Initial Earn-In Payment”).

b)	Prior to September 1, 2022, with Kuya having completed a cash payment of $300 to Electra or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn-In VWAP prior to such payment and having incurred expenditures of no less than $2,000 on the Remaining Assets, in consideration for a forty-nine percent (49%) interest in and to the Remaining Assets in favour of Kuya.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

c)	Prior to September 1, 2023, with Kuya having completed a further cash payment of $350 to the Electra, or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn-In VWAP prior to such payment, and having incurred further expenditures of no less than $1,000 on the Remaining Assets, in consideration for an additional eleven percent (11%) interest in and to the Remaining Assets, for an aggregate interest of sixty percent (60%) in favour of Kuya.

d)	Prior to September 1, 2024, with Kuya having completed a further cash payment of $350 to the Electra, or having issued the equivalent value of Kuya Shares at an issuance price equivalent to the Earn-In VWAP prior to such payment, and having incurred further expenditures of no less than $1,000 on the Remaining Assets, in consideration for an additional ten percent (10%) interest in and to the Remaining Assets, for an aggregate interest of seventy percent (70%) in favour of Kuya.

In addition, the agreement includes milestone payments to be made by Kuya to Electra in the event that a large resource is delineated.

On September 1, 2021, Kuya elected to initiate the option program by issuing 671,141 of its own shares to Electra, which equated to a value of $1,000 based on the 20-day VWAP of Kuya common shares. These shares were subject to a hold period of 4 months plus one day. The fair value of these shares on the date of issuance was $973 which was recorded as the initial value of these marketable securities and an associated gain was recorded in the statement of profit and loss.

The Kuya shares acquired are recorded as marketable securities. These shares were marked-to-market at December 31, 2021 resulting in a loss of $2,617 being recorded during the year ended December 31, 2021 (December 31, 2020 - $nil). The total value of marketable securities at December 31, 2021 was $1,768 (December 31, 2020 - $nil).

8.	Disposal Group Held for Sale

In December 2020, management committed to a plan to sell the Kerr Assets (refer to Note 7) as well as their associated asset retirement obligations to Kuya. In February 2021, this transaction closed without significant changes to the key terms. Accordingly at December 31, 2020, these assets and liabilities were presented as a disposal group held for sale.

	December 31, 2021	December 31, 2020
Exploration and Evaluation Assets	$-	$5,705
Asset Retirement Obligation	-	(1,539)
Net Balance, at end the year	$-	$4,166

Held for Sale comprise of Exploration and Evaluation assets, and the associated Asset Retirement Obligations related to the announced sale transaction with Kuya Silver Corporation (Note 7). There were no cumulative income or expenses included in OCI relating to the disposal group. The non-recurring fair value measurement in 2020 for the disposal group of $4,166 was categorized as a Level 2 fair value based on the observable inputs linked to the Kuya transaction.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

9.	Accounts Payable and Accrued Liabilities

	December 31, 2021	December 31, 2020
Accounts Payable and Accrued Liabilities	$3,544	$981
Accrued Interest	1,164	-
	$4,708	$981

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accounts payable and accrued liabilities are amounts totalling $786 (December 31, 2020 - $362) due to related parties (Note 26) related to compensation. The accrued interest relates to interest owing on the Convertible Notes, which is paid semi-annually in February and August each year.

10.	Asset Retirement Obligations

	December 31, 2021	December 31, 2020
Refinery	$1,336	$926
Ontario Mineral Properties	338	338
Long-term Asset Retirement Obligations	$1,674	$1,264

As at December 31, 2021, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets. The Ontario Mineral Properties liability relates to the Keeley-Frontier patents, of which the Company owns a 50% stake. There has been no activity in relation to these properties in 2021.

The Refinery had a formal closure plan filed with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF). In January 2022, the Company formally filed a new closure plan which incorporates its expansion plans for the site as well as updates to costs associated with current disturbances. This closure plan was accepted and finalized with the Ministry in March 2022. The estimated cost of closure, after the site has been expanded and operated, is $3,450. In conjunction with the new closure plan, filed subsequent to December 31, 2021, the Company arranged a surety bond for the full $3,450 as financial assurance.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The full estimated closure cost in the new closure plan incorporated a number of new disturbances that have yet to take place, such as a new solvent extraction building, new chemicals on site, and a new tailings area. The new closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2021. Based on the new closure plan and the infrastructure and disturbances that existed at December 31, 2021, the Company updated its estimate of the present value of reclamation activities for the Refinery. The following assumptions were used to calculate the asset retirement obligation:

•	Undiscounted cash flows of $1,204
•	Closure activities date of 2035
•	Nominal discount rate of 1.47%
•	Long-term inflation rate of 2.1%

During the year ended December 31, 2021, the asset retirement obligation was increased by $410 due to revised estimates of closure cost activities for current Refinery infrastructure. The continuity of the asset retirement obligation at December 31, 2021 and 2020 is as follows:

Total ARO
Balance at January 1, 2020	$2,737
Change in estimate of discounted cash flows	66
Properties sold to Kuya Silver (shown as held for sale)	(1,539)
Balance at December 31, 2020	1,264
Change in estimate of discounted cash flows	410
Balance at December 31, 2021	$1,674

11.	Flow-through Share Liability

On August 27, 2020, the company completed a non-brokered private placement by issuing 8,225,000 Flow-through Units at a Unit price of $0.16 per Flow-Through Unit for gross proceeds of $1,316. Each Flow-Through Unit consists of one common share of the Company qualifying as a Flow-Through Share and one-half of one common share purchase Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months.

The initial amount of the flow-through share liability associated with the flow-through shares was determined to be $337 based on the difference between the fair value price per common share in the Flow-Through Units and the Non-Flow-Through Units issued at the same time.

As at December 31, 2021, the Company’s flow-through share liability balance was $nil (December 31, 2020 - $321). The flow-through share liability is amortized as flow-through eligible funds are spent on eligible activities, which resulted in a reduction in the flow-through share liability of $321 during 2021, and as recorded to Flow-through share premium. All required eligible spending was completed by the end of 2021 to fully satisfy the Company’s flow-through obligations.

12.	Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting in March 1, 2024. In November 2021, the Company received an initial $1,000 from FedNor. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

As of December 31, 2021, the Company has recorded a balance of $745 to Long-Term Government Loan Payable and $264 to Government Grant. There were no transaction costs incurred in setting up the contribution agreement.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred. No NOHFC funding was received during the year-ended 2021.

13.	Glencore Loan Arrangement

The Company entered a loan arrangement with Glencore on August 26, 2019.

Effective April 7, 2021, the Company completed a loan amendment agreement (the “Second Amending Agreement”) with Glencore AG to repay the existing loan by issuing common shares of the Company. A total of 23,849,737 shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced. The original loan agreement contained a right (the “conversion right”) for Glencore to convert the balance owing into common shares at a discount of 15% to market price, and the amendments permitted Electra to repay the loan early by issuing common shares on broadly similar terms to the conversion right.

The total market value of the shares issued was $9,063. The long-term loan payable and the financial derivative liability were both derecognized as of April 7, 2021 and an associated loss of $1,566 was booked during the year-end December 31, 2021.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Glencore loan as of December 31, 2021 and December 31, 2020.

	December 31,	December 31,
	2021	2020
Long-term Loan Payable – beginning of year	$6,664	$6,318
Accretion and capitalized interest	128	629
Foreign exchange gain	(68)	(178)
Modification gain	-	(105)
Glencore Loan Conversion	(6,724)	-
Long-term Loan Payable – end of period	$-	$6,664
Less: current portion	-	-
Non-current portion	$-	$6,664

The following table sets out the details of the Company’s financial derivative liability for the conversion feature in the Glencore loan as of December 31, 2021 and December 31, 2020.

	December 31,	December 31,
	2021	2020
Financial Derivative Liability – beginning of year	$760	$413
Loss on fair value derivative revaluation	12	347
Glencore Loan Conversion	(772)	-
Financial Derivative Liability – end of period	$-	$760

14.	Convertible Note Arrangement

The Company closed a Convertible Note Arrangement (the “Notes”) on September 2, 2021 for gross proceeds of US$37,500 for Tranche #1. As the Notes include a conversion feature and other embedded derivates, its value was split between Financial Derivative Liability measured initially and subsequently at fair value through profit loss and Long-term Convertible Notes payable measured at fair value less transaction cost and subsequently at amortized cost.

The Notes bear interest at a fixed rate of 6.95%, with coupon payments due in February and August each year in cash. The maturity date is December 1, 2026 and all principal, if not converted, is due upon maturity.

The Notes are convertible into common shares of Electra, at the option of the Noteholders, at an initial Conversion Rate of 4,058.24 common shares per US$1 principal amount of Notes.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

After the third anniversary of the issue of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Company’s common shares exceeds 150% of the Conversion Price for at least 20 trading days, whether consecutive or not, during any consecutive 30 day trading period.

Converting Noteholders will be entitled to an interest make-whole payment, equal to two years of coupon payment or the remaining coupon payment until maturity, whichever is less. In the event of a fundamental change, namely a change of control, the conversion rate may be adjusted, in line with a prescribed table in the Note Indenture.

The Notes are secured by a first priority security interest (subject to permitted liens) in substantially all of the Company’s assets. Security against the Company’s Iron Creek Project in Idaho will be released upon achieving certain Refinery commissioning thresholds. The Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$7,500 under the terms of the Notes, which can be satisfied with a future working capital facility.

The total value recorded to the host debt portion of Tranche #1 at inception was $23,488. Transaction costs of $1,473 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $22,015 on the September 2, 2021 initial recognition date. Transaction costs allocated to the derivative liability and expensed were $1,493. The total transaction costs were $2,966.

Holders of the Notes also had the option to require the Company to issue to the Noteholders an aggregate additional US$7,500 principal amount of Notes, issued at par and on the same terms as noted above, prior to October 22, 2021. The Noteholders exercised this option in full, and US$7,500 of additional Notes were issued on October 22, 2021 as Tranche #2. The total value recorded to the host debt portion at inception was $2,306. Transaction costs of $110 were recorded as a reduction in the initial debt balance, leading to a net host debt value of $2,196. Transaction costs allocated to the derivative liability and expensed were $333. The total transaction costs were $443.

During the year-end December 31, 2021, US$5,500 of principal value of notes were converted by noteholders which resulted in the Company issuing a total of 22,320,320 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$756. There were no significant transaction costs incurred in relation to the conversions.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s long-term debt relating to the host debt portion of the Notes as of December 31, 2021.

	December 31,	December 31,
	2021	2020
Convertible notes payable – beginning of year	$-	$-
Tranche #1 issuance	22,015	-
Tranche #2 issuance	2,196	-
Effective interest	2,308	-
Foreign exchange (gain)/loss	269	-
Portion derecognized due to conversions	(3,083)
Convertible notes payable – end of period	$23,705	$-
Less: current portion recorded as accrued interest	(1,164)	-
Non-current portion	$22,541	$-

The effective interest associated with the convertible notes payable is capitalized to the associated Refinery assets. The foreign exchange movement is recorded as a gain or loss in the Statement of Loss and Other Comprehensive Loss.

The Convertible Note Arrangement contains certain features that are embedded derivatives that are separated from the host debt contract relating to the noteholders option to convert principal into common shares, the Company’s option to force a mandatory conversion and the interest make-whole payment.

The embedded derivatives were fair valued using the finite difference valuation method with the following key assumptions:

•	The conversion rate, interest rate, make-whole interest requirements, and maturity date terms from the Convertible Note Indenture as outlined above;
•	Risk free rates of 0.9% at the September 2, 2021 for Tranche #1 initial recognition date, 1.3% on October 22, 2021 for Tranche #2 initial recognition date and 1.4% at the December 31, 2021 period end date based on the US dollar zero curve at each date;
•	Equity volatility of 60% at September 2, 2021, October 22, 2021 and December 31, 2021 based on an assessment of the Company’s historical volatility and the estimated maximum a third party investor would be willing to pay for;
•	An Electra share price of $0.295 at the September 2, 2021, $0.305 on October 22, 2021 and $0.315 per share as December 31, 2021 reflecting the quoted market prices; and
•	An estimated credit spread of 25.4% at September 2, 2021, a credit spread of 25.3% at October 22, 2021 and a credit spread of 25.6% at December 31, 2021

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to embedded derivatives in the Notes as of December 31, 2021

Initial recognition of Tranche #1	$23,803
Initial recognition of Tranche #2	6,971
Loss on fair value derivative revaluation	12,952
Portion derecognized due to conversion	(6,011)
Financial Derivative Liability – end of period	$37,715

Transaction costs of $1,493 relating to the financial derivative liability portion of Tranche #1 the convertible notes exercised on September 2, 2021 were expensed during the year ended December 31, 2021. Additional transaction costs of $333 relating to the financial derivative liability portion of Tranche #2 of the convertible notes exercised on October 22, 2021 were expensed during the year ended December 31, 2021.

15.	Shareholder’s Equity

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2021, the Company had 557,547,436 (December 31, 2020: 409,292,107) common shares outstanding.

(b)	Issued Share Capital

During the year ended December 31, 2021, the Company issued common shares as follows:

•	On January 22, 2021, the Company completed a bought deal by issuing 31,533,000 Units at a Unit price of $0.31 for gross proceeds of $9,538. Each Unit consisted of one common share in the share capital of the Company and one-half of one common share purchase warrant (each full warrant a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.50 for a period of two years. The transaction costs associated with the issuance were $929, and an additional 1,891,980 Warrants valued at $250 were issued to the broker at a price of $0.31 for a period of two years.

•	28,245,859 common shares for gross proceeds of approximately $6,217 for exercised warrants.

•	1,707,913 common shares resulting from the exercise of options, deferred share units and restricted share units. The total proceeds from the option exercises were $148.

•	On April 7, 2021, the Company issued 23,849,737 common shares to repay the existing Glencore loan. The shares were issued at a deemed price of $0.29 per share, representing a 15% discount to the closing trading price of the Company’s shares on the TSXV on the day before the agreement was publicly announced.

•	On June 22, 2021, the Company issued 225,000 shares for the acquisition of exploration & evaluation assets in Idaho, USA and on October 25, 2021, the Company issued 200,000 common shares pursuant to an earn-in on a different exploration property in Idaho, USA.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

•	On September 2, 2021, the Company issued 38,150,000 common shares at a price of $0.25 per common shares for total gross proceeds of $9,538 via a public equity offering under the Company’s base shelf prospectus. The transaction costs associated with this issuance were $810.

•	2,023,500 common shares at an average price of $0.3392 per share for gross proceeds of approximately $686 under its ATM Program. The transaction costs associated with these issuances were $21, which reflect commissions paid to Cantor Fitzgerald.

•	US$5,500 of convertible notes were converted by noteholders which resulted in the Company issuing a total of 22,320,320 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$756. There were no significant transaction costs incurred in relation to the conversions.

During the year ended December 31, 2020, the Company issued common shares as follows:

•	On February 5, 2020, the Company completed a non-brokered private placement by issuing 15,097,430 Units at a Unit price of $0.14 for gross proceeds of $2,069. Each Unit consists of one common share in the share capital of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.21 for a period of two years. The Warrants are subject to an acceleration clause such that, if the closing price of the common shares of the Company is equal to or greater than $0.37 per share for a period of ten consecutive trading days, the Company shall have the option, but not the obligation, to effect an accelerated expiration date that shall be 20 calendar days from the issuance of a notice of acceleration. The transaction costs associated with the issuance was $65.

•	On August 27, 2020, the company completed a non-brokered private placement by issuing 8,225,000 Flow-through Units at a Unit price of $0.16 per Flow-Through Unit for gross proceeds of $1,316 and 8,528,643 Units at a price of $0.14 per Unit for gross proceeds of approximately $1,194. Each Flow-Through Unit consists of one common share of the Company qualifying as a Flow-Through Share and one-half of one common share purchase Warrant. Each Unit consists of one Common Share and one Warrant. Each full Warrant will entitle the holder thereof to purchase one Common Share of the Company at a price of $0.21 per Common Share, for a period of 24 months. The transaction costs associated with the issuance was $145.

•	5,191,350 common shares for gross proceeds of approximately $1,108 for exercised warrants, options and DSUs. There were no significant transaction costs associated with these issuances.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

(c)	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance – December 31, 2019	$0.99	22,322,148
Issuance of warrants	$0.21	15,256,476
Warrant expiries	$1.50	(13,017,682)
Issuance of warrants	$0.21	13,493,893
Exercised warrants	$0.27	(3,356,333)
Exercised warrants	$0.21	(515,000)
Exercised warrants	$0.21	(250,000)
Balance – December 31, 2020	$0.22	33,933,502
Issuance of warrants	$0.50	15,766,500
Issuance of warrants	$0.31	1,891,980
Exercised warrants	$0.27	(5,548,133)
Exercised warrants	$0.21	(14,741,476)
Exercised warrants	$0.21	(7,956,250)
Warrant expiries	$0.06	(200,000)
Warrant expiries	$0.27	(200,000)
Balance - December 31, 2021	$0.42	22,946,123

The expiry of warrants are as follows:

Grant Date	Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price
August 27, 2020	August 27, 2022	5,287,643	$0.21
January 22, 2021	January 22, 2023	15,766,500	0.50
January 22, 2021	January 22, 2023	1,891,980	0.31
		22,946,123	$0.42

During the year ended December 31, 2021, 28,245,859 warrants of the Company were exercised for gross proceeds of $6,216. The Company issued a total of 17,658,480 share purchase warrants in conjunction with its January 2021 bought deal financing (Note 15). During the year ended December 31, 2021, a total of 400,000 warrants expired.

On January 22, 2021, 15,766,500 warrants were issued to subscribers in the Company’s bought deal financing (Note 15). 1,891,980 warrants were issued as broker warrants associated with the bought deal financing. The total fair value of $1,667 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 0.17%, an expected life of 2 years, an expected volatility of 77.10%, no expected dividends, and a share price of $0.315.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2020, 4,121,333 warrants of the Company were exercised for gross proceeds of $1,070. Additionally, the Company issued a total of 28,750,369 share purchase warrants in conjunction with two private placements as outlined below:

•	On February 5, 2020, 15,097,430 warrants were issued to subscribers in the Company’s private placement (Note 15). 159,046 warrants were issued as finders’ fees associated with the private placement. The total fair value of $592 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate of 1.54%, an expected life of 2 years, an expected volatility of 71.57%, no expected dividends, and a share price of $0.14.

•	On August 27, 2020, a further 12,641,143 warrants were issued to subscribers in the Company’s private placement (Note 15). 852,750 warrants were issued as finders’ fees associated with the private placement. The total fair value of $565 was recorded in reserves. The fair value of the warrants was estimated using the Black-Scholes Options Pricing Model assuming a risk-free interest rate of 0.25% an expected life of 2 years, an expected volatility of 76.79%, no expected dividends, and a share price of $0.14.

16.	Share based payments

The Company adopted a new long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over a three=year period. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18-24 month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 24-36 month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 42,000,000 shares.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

		Number of shares issued or issuable on exercise
Balance December 31, 2019	$0.380	15,253,333
Expiries	$1.430	(75,000)
Grant	$0.140	2,200,000
Grant	$0.145	500,000
Expiries	$0.440	(2,375,000)
Exercised	$0.140	(300,000)
Balance December 31, 2020	$0.330	15,203,333
Grant	$0.405	100,000
Excercised	$0.140	(1,059,998)
Grant	$0.345	575,000
Grant	$0.350	250,000
Expiries	$0.160	(50,000)
Balance December 31, 2021	$0.330	15,018,335

During the year ended December 31, 2021:

•	The Company granted 925,000 stock options to new employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $0.345 to $0.405 per share. The fair value of the options at the date of the grant was $164 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.20% to 0.92% per year, an expected life of 2.5 years, an expected volatility in the range of 69.72% to 83.57%, no expected dividends and a share price range of $0.34 to $0.435.

During the year ended December 31, 2020:

•	The Company granted 2,700,000 stock options to Officers as an annual grant under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at a price range of $0.14 to $0.145 per share, and vest over a three-year period. The fair value of the options at the date of grant was estimated to be $183 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 0.25% to 0.26% per year, an average expected life of 2.5 years, an expected volatility in the range of 76.65% to 76.82%, no expected dividends, and share price of $0.145.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Incentive share options outstanding and exercisable (vested) at December 31, 2021 are summarized as follows:

	Options Outstanding			Options Exercisable
		Weighted
	Number of Shares	Average	Weighted	Number of	Weighted
Exercise	Issuable on	Remaining Life	Average	Shares Issuable	Average
Price	Exercise	(Years)	Exercise Price	on Exercise	Exercise Price
$0.14	2,836,668	2.68	$0.14	1,660,001	$0.14
0.14	1,833,334	3.53	0.14	366,668	0.14
0.15	500,000	3.66	0.15	250,000	0.15
0.16	300,000	2.75	0.16	200,000	0.16
0.18	1,000,000	2.14	0.18	1,000,000	0.18
0.27	400,000	1.81	0.27	400,000	0.27
0.35	575,000	4.29	0.35	-	0.35
0.35	250,000	4.86	0.35	-	0.35
0.36	1,100,000	1.74	0.36	1,100,000	0.36
0.36	1,000,000	3.74	0.36	1,000,000	0.36
0.41	100,000	3.13	0.41	-	0.41
0.49	1,973,333	1.48	0.49	1,973,333	0.49
0.52	450,000	1.08	0.52	450,000	0.52
0.66	1,500,000	0.17	0.66	1,500,000	0.66
0.69	1,200,000	0.42	0.69	1,200,000	0.69
	15,018,335	2.22	$0.34	11,100,002	$0.40

During the year ended December 31, 2021, the Company has expensed $731 (December 31, 2020 - $420) for options valued at share prices $0.14 to $0.49, as shared-based payment expense.

(b)	DSUs, RSUs and PSUs

Restricted Share Units

The Company’s RSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of Units	2021	2020
Balance, January 1	1,300,000	-
Granted	288,456	1,300,000
Exercised	(416,665)	-
Forfeited	(25,000)	-
Balance, December 31	1,146,791	1,300,000

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Performance Share Units

The Company’s PSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of Units	2021	2020
Balance, January 1	-	-
Granted	1,575,000	-
Exercised	-	-
Forfeited	-	-
Balance, December 31	1,575,000	-

Deferred Shares Units

The Company’s DSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of Units	2021	2020
Balance, January 1	3,120,505	2,419,222
Granted	284,694	1,471,300
Exercised	(231,250)	(770,017)
Balance, December 31	3,173,949	3,120,505

During the year ended December 31, 2021, the Company has expensed $103 (December 31, 2020 - $ 228,350) for DSUs, $285 (December 31, 2020 - $Nil) for PSUs, and $131 (December 31, 2020 - $88,715) for RSUs as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

17.	Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the year ended December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020
Loss before income taxes	$(34,916)	$(2,388)
Statutory tax rate	26.5%	26.5%
Expected (recovery) at statutory rate	(9,252)	(633)
Non-deductible items	4,343	168
Flow through share renunciation	348	-
Impairment of exploration and evaluation assets	-	(1,494)
Change in unrecognized Deferred tax assets	4,561	1,959
Income tax recovery	$-	$-

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The significant components of the Company's deferred income tax assets (liabilities) are as follows:

	December 31,	December 31,
	2021	2020
Deferred tax liabilities:
Assets held for sale	-	(277)
Long-term loan payable	-	(123)
Plant and equipment	(448)	(33)
	(448)	(433)
Deferred tax assets:
Asset retirement obligations	-	33
Liabilities held for sale	-	277
Non-capital loss	448	-
Financial derivative liability	-	123
	448	433
Deferred income tax assets / (liabilities)	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. The unrecognized deductible temporary differences at December 31, 2021 and 2020 are as follows:

	December 31,	December 31,
	2021	2020
Non-capital loss carry-forwards	$37,505	$25,371
Exploration and evaluation properties	16,521	11,520
Unrealized capital loss on assets held for sale	-	18,474
Capital loss carry-forward	22,827	571
Other	4,935	3,203
Total unrecognized temporary differences	$81,788	$59,139

The capital loss of $22,827 (December 31, 2020 - $19,045) can be carried forward indefinitely and can only be realized against future capital gains.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

The Company has non-capital loss carryforwards of approximately $36,903 (December 31, 2020 – $24,918) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Loss carry-forward
Year	amount
2033	$-
2034	-
2035	1,213
2036	4,069
2037	1,172
2038	8,412
2039	2,372
2040	7,158
2041	12,507
Total	$36,903

The Company also has non-capital loss carryforwards of $600 to apply against future year income tax in Australia. These carryforwards do not expire.

18.	Other Non-Operating Expense (Income)

The Company’s Other Non-Operating Expense (Income) comprises the following for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Foreign exchange (gain)/loss	(276)	(192)
Interest expense (Income)	191	632
Realized (gain) loss on marketable securities	103	-
(Gain) on Kuya option exercise (Note 7)	(973)	-
Loss on financial derivatives revaluation on Glencore loan (Note 13)	12	347
Impairment expense (reversal) (Note 7)	-	(5,639)
Flow-through share premium	(321)	(16)
Loss on conversion of Glencore loan (Note 13)	1,566	-
Loan modification (gain)/loss	-	(105)
Other	(144)	1
	158	(4,972)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

19.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Numerator
Net loss for the year / period	$(34,916)	$(2,388)

Denominator
Basic – weighted average number of shares outstanding	499,557,279	391,781,136
Effect of dilutive securities	-	-
Diluted – adjusted weighted average number of shares outstanding	499,557,279	391,781,136

Loss Per Share – Basic and Diluted	$(0.07)	$(0.01)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.

The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding during the year ended December 31, 2021 and 2020 as the warrants and stock options were anti-dilutive since the Company was in a loss position.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

20.	Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, taking into account its current cash position and potential funding sources. The following are the contractual maturities of financial liabilities as at December 31, 2021, and December 31, 2020:

	As at December 31, 2021
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,545	$-	$-
Interest payable	3,137	3,547	11,837
Long-term government loan payable	-	-	1,000
Long-term convertible notes payable	-	-	50,339

Total	$6,682	$3,547	$63,176

	As at December 31, 2020
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$981	$-	$-
Long-term loan payable	-	7,546	-

Total	$981	$7,546	$-

The contractual liabilities relating to the convertible notes assume the notes remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the table above presents all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, long-term convertible notes payable, long-term government loan payable, financial derivative liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payable is estimated using the market equivalent interest rate for a similar loan and its fair value approximates its carrying value. The fair value of the long-term convertible notes payable is estimated as $46,526 utilizing a discounted cash flow calculation, the expected cash interest and principal payments and a 9% interest rate which would expected to be achieved on a standard debt arrangement.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in bank accounts. The cash and cash equivalents and restricted cash are deposited in bank accounts held with major Canadian banks so there is a concentration of credit risk. This risk is managed by using major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 31, 2021:

As at December 31, 2021
USD
Cash and cash equivalents	$11,048
Accounts payable and accrued liabilities	(661)
Interest accrual	(843)
Long-term convertible notes payable	(17,687)
Financial derivative liability – convertible notes	(29,593)

Total	$(37,736)

During the year ended December 31, 2021, the Company recognized a gain of $681 on foreign exchange (2020 – $192). Based on the above exposures as at December 31, 2021, a 10% depreciation or appreciation of the US Dollar against the Canadian dollar would result in a $3,774 decrease or increase in the Company’s before-tax net loss (2020 - $611).

As at December 31, 2020
USD
Cash and cash equivalents	$694
Accounts payable and accrued liabilities	(54)
Long-term loan payable	(6,753)

Total	$(6,113)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore was extinguished during 2021 and the Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2021.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

21.	Management of Capital

The Company manages its capital structure, consisting of share capital and debt (convertible notes and loans), and will make adjustments to it depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company has sufficient capital resources to continue its normal operations.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements, except those arising from the convertible notes arrangement. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets. The convertible note arrangement does contain a covenant such that the Company must always maintain a minimum liquidity balance of US$7,500. In addition to cash on hand, funds available under future credit facilities are valid for meeting this requirement. The Company is onside of this covenant at December 31, 2021.

22.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		December 31, 2021
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and Cash Equivalents	$-	$58,626	$-	$-	$-	$58,626
Restricted cash	-	938	-	-	-	938
Receivables	-	957	-	-	-	957
Marketable securities	1,768	-	1,768	-	-	1,768
	$1,768	$60,521	$1,768	$-	$-	$62,289
Liabilities:
Accounts payable and accrued liabilities	$-	$4,708	$-	$-	$-	$4,708
Long-term Government Loan payable	-	745	-	-	-	745
Long-term convertible notes payable	-	22,541	-	-	-	22,541
Financial Derivative Liability	37,715	-	-	-	37,715	37,715
	$37,715	$27,994	$-	$-	$37,715	$65,709

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Financial Derivative Liability

The fair value of the embedded derivative (Note 14) as at December 31, 2021 was $37,715 and is accounted for at FVTPL. The valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. These two aforementioned risks result in a pair of coupled partial differential equations and are solved simultaneously to calculate the value of the debt and equity components of the convertible bond. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the embedded derivative (Note 14) has been estimated as at December 31, 2021 based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 60%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,773 or a decrease of $1,999 to the fair value of the embedded derivative. The Company used a credit spread of 25.6%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $1,320 or a decrease of $1,584 to the fair value of embedded derivative (Note 14).

23.	Commitments

As at December 31, 2021, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of December 31, 2021:

	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$23,386	$-	$-	$-	$-	$23,386
Convertible notes payments	3,137	3,547	3,547	3,547	55,082	68,860
Government loan payments	-	-	211	211	578	1,000
Total	$26,523	$3,547	$3,758	$3,758	$55,660	$93,246

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

24.	Segmented Information

The Company’s exploration and evaluation activities are located in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business as a discrete business unit, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

	For Year Ended December 31, 2021
a) Segmented Operating Results	Refinery	Corporate & Other	Total
Operating Loss	$5,959	$13,230	$19,189
Unrealized loss on marketable securities (Note 7)	-	2,617	2,617
Loss on derivative liability - convertible notes (Note 14)	-	12,952	12,952
Other non-operating expense (income) (Note 18)	-	158	158
Loss before taxes	$5,959	$28,957	$34,916

b) Segmented Assets, Liabilities, and Capital Expenditures	Refinery	Corporate & Other	Total
Total Assets	$17,082	$150,529	$167,611
Total Liabilities	1,776	65,871	67,647
Capital Expenditures	12,179	263	12,442

25.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)	Key Management Personnel Compensation

During the year ended December 31, 2021 and 2020, the Company paid and/or accrued the following fees to management personnel and directors:

	December 31, 2021	December 31, 2020
Management	$1,978	$1,559
Directors	190	184
	$2,168	$1,743

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2021, the Company had share-based payments made to management and directors of $499 (December 31, 2020 - $637).

(b)	Due to Related Parties

As at December 31, 2021 and 2020, the Company had the following amounts due to related parties:

	December 31, 2021	December 31, 2020
Accounts payable and accrued liabilities	$786	$362
	$786	$362

As at December 31, 2021, the accrued liabilities balance for related parties was $786 (December 31, 2020 - $362), which relates mainly to year-end compensation accruals.

26.	Subsequent Events

Subsequent to December 31, 2021:

(a)	On January 13, 2022 the Company announced it has established an at-the-market equity program (the “2022 ATM Program”) that allows the Company to issue up to $20,000 of common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of the common shares through the 2022 ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement between the Company and CIBC Capital Markets (the “Agent”). The ATM Program will be effective until the earlier of the issuance and sale of all of the common shares issuable pursuant to the ATM Program and December 26, 2022, unless terminated prior to such date by the Company or the Agent.

For the period from January 1, 2022 to April 8, 2022, the Company has issued a total of 2,754,300 common shares under its 2022 ATM program at an average price of $0.2964 per share, providing gross proceeds of $816. A commission of $20 was paid to CIBC Capital Markets in relation to these distributions.

(b)	For the period from January 1, 2022 to April 8, 2022, the Company received conversion notices for US$1,000 of principal for its outstanding convertible notes. In line with the conversion terms in the Note Indenture, a total of 4,058,240 common shares were issued and cash make-whole interest payments of US$139 were made.

(c)	On January 19, 2022, the Company granted 639,959 DSUs, 205,000 RSUs, 325,000 PSUs, and 4,000,935 stock options to Directors, Officers, Employees and Contractor of the Company under its Long-Term Incentive Plan.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(expressed in thousands of Canadian dollars)

(d)	On April 5, 2022, the Company announced a share consolidation on the basis of one new post-consolidation common share for every 18 pre-consolidation common shares issued and outstanding on the effective date of the consolidation. The consolidation is subject to the approval of the TSX Venture Exchange. The Company expects the consolidation to be approved and effective within one week.

(e)	For the period from January 1, 2022 to April 8, 2022, the Company received a further $2,517 in funding contributions from FedNor.